ASX/MEDIA RELEASE	12th April 2005

Top 5 Global Pharmaceutical Company:
Significant Progress in BioSiliconTM
Drug Delivery Evaluation

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that its evaluation of selected compounds from an undisclosed top five global pharmaceutical company has progressed successfully. The collaboration agreement was signed at the end of December 2004, and covers a staged evaluation of the pharmaceutical company’s proprietary compounds in pSivida’s porous silicon, controlled release platform (BioSiliconTM). The initial stage of the planned 12-month programme has concluded meeting the agreed technical success criteria, and in turn triggering the next payment to pSivida under the terms of the agreement. More advanced assessment of the first compound will continue, whilst a second compound will enter the planned technical evaluation.

pSivida’s Managing Director, Mr Gavin Rezos said, “We are delighted with the rapid progress which has been made in meeting this first milestone in the programme. The work has been conducted in the laboratories of our UK operating subsidiary, pSiMedica Ltd, and supports the efficiency and expertise of our scientists. Importantly, the data also provides further validation of our technology platform in leveraging the drug delivery of proprietary therapeutics.”

-ENDS-

Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSilicon(TM) due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.